09040311

CRD: 101640

SEC Mail Processing Section

2009

Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52105 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Global Investors Equity Planning, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 North Michigan Avenue
(No. and Street)

| Chicago | IL | 60611 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas G. Denyer — 860-723-8751
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 200 Clarendon Street | Boston | MA | 02116-5072 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VL

## OATH OR AFFIRMATION

I, Douglas G. Denyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Henderson Global Investors Equity Planning, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer & Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Audited Financial Statements and Other Supplemental Information

Henderson Global Investors Equity Planning, Inc.
Year Ended December 31, 2008
With Report and Supplemental Report of Independent Registered Public Accounting Firm

Henderson Global Investors Equity Planning, Inc.

Audited Financial Statements
and Other Supplemental Information

Year Ended December 31, 2008

## Contents

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

# Report of Independent Auditors

Board of Directors
Henderson Global Investors Equity Planning, Inc.

We have audited the accompanying statement of financial condition of Henderson Global Investors Equity Planning, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. at December 31, 2008, and the results of its operations, changes in stockholders equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 19, 2009

# Henderson Global Investors Equity Planning, Inc.

## Statement of Financial Condition

December 31, 2008

| | |
|---|---|
| **Assets** | |
| Cash | $ 140,441 |
| Prepaid expenses | 7,066 |
| Total assets | $ 147,507 |
| | |
| **Liabilities and stockholder's equity** | |
| Accrued expenses | $ 17,939 |
| Total liabilities | 17,939 |
| | |
| Common stock, $1 par value, 100 shares authorized, issued and outstanding | 100 |
| Paid-in capital | 144,840 |
| Accumulated loss | (15,372) |
| Total stockholder's equity | 129,568 |
| Total liabilities and stockholder's equity | $ 147,507 |

*The accompanying notes are an integral part of these financial statements.*

Henderson Global Investors Equity Planning, Inc.

Statement of Operations

Year ended December 31, 2008

| | |
|---|---|
| **Revenue** | |
| Interest income | $ 3,804 |
| Total revenue | 3,804 |
| | |
| **Expenses** | |
| Professional fees | 9,247 |
| Other general and administrative | 19,592 |
| Total expenses | 28,839 |
| Net loss | $ (25,035) |

*The accompanying notes are an integral part of these financial statements.*

# Henderson Global Investors Equity Planning, Inc.

## Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

| | Common Stock | Paid-in Capital | Accumulated Income/(Loss) | Total |
|---|---|---|---|---|
| Balance at January 1, 2008 | $ 100 | $ 144,840 | $ 9,663 | $ 154,603 |
| Net loss | | | (25,035) | (25,035) |
| Balance at December 31, 2008 | $ 100 | $ 144,840 | $ (15,372) | $ 129,568 |

*The accompanying notes are an integral part of these financial statements.*

## Henderson Global Investors Equity Planning, Inc.

### Statement of Cash Flows

Year ended December 31, 2008

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (25,035) |
| Adjustment to reconcile net loss to net cash provided by operating activities: | |
| Change in assets and liabilities: | |
| Decrease in prepaid expenses | 1,555 |
| Decrease in accrued expenses | (7,747) |
| Net cash provided by operating activities | (6,192) |
| | |
| Net decrease in cash | (31,227) |
| Cash, beginning of year | 171,668 |
| Cash, end of year | $ 140,441 |

*The accompanying notes are an integral part of these financial statements.*

Henderson Global Investors Equity Planning, Inc.

Notes to Financial Statements

December 31, 2008

## 1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. (the Company), was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. (HGINA) acquired 100% of its outstanding stock. On March 13, 2000, the Company was granted membership in the Financial Industry Regulatory Authority, and concurrently on that same date, was registered as a Broker Dealer with the United States Securities and Exchange Commission. On October 20, 2008, the Company was registered as a Broker Dealer with the Ontario Securities Commission. The Company serves as a placement agent in connection with the offer and sale of interests in privately-offered vehicles.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

### Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash equivalents consist principally of savings accounts, money markets, and highly liquid short-term instruments having original maturity dates of six months or less at the time of purchase.

### Revenue Recognition

Placement fees received in connection with capital-raising services to certain privately-offered investment vehicles are recognized as revenue when services are performed. No placement fees were earned in 2008.

## 2. Summary of Significant Accounting Policies (continued)

### Income Taxes

The operations of the Company are included with those of the Parent Company in the filing of a consolidated Federal income tax return. The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized. The Company has evaluated the evidence bearing upon the realization of the current year loss against future taxable income. Management of the Company does not anticipate enough future taxable income to utilize the loss and has fully reserved the deferred tax asset.

## 3. Net Capital Requirements

Pursuant to the net capital and aggregate indebtedness provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000 and an aggregate indebtedness not to exceed 1500% of its net capital, as defined under such provisions. At December 31, 2008, the Company had net capital of $122,502 and an aggregate indebtedness of 15% of its net capital.

## 4. Related Party Transactions

The Company has a cost sharing agreement (Agreement) with HGINA, whereby HGINA pays all overhead expenses of the Company. These expenses are based on overhead allocated to certain designated employees of HGINA who are deemed to be directly involved with the Company's daily operations. In accordance with this Agreement, the Company has no legal obligation to repay HGINA for any of these expenses paid by HGINA. If the Company was a stand alone entity results could be materially different.

**5. Income Taxes**

In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. In December 2008, FASB issued FASB Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which defers the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008 and is to be applied to all open tax years as of the effective date. The Company is a non public enterprise to which the deferral applies. At this time, management is evaluating the implications of FIN 48 and its impact to the financial statements has not yet been determined, if any.

# Supplemental Information

Henderson Global Investors Equity Planning, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total ownership equity (from statement of financial condition) | $ | 129,568 |
| Total ownership equity qualified for net capital | $ | 129,568 |
| Deductions and/or adjustments: | | |
| Nonallowable assets: | | |
| Prepaid expenses | | (7,066) |
| Net capital | $ | 122,502 |
| **Computation of basic net capital requirement** | | |
| Net capital requirement (pursuant to Rule 15c3-1(a)(2)(vi)) | $ | 5,000 |
| Excess net capital | $ | 117,502 |

The above computation does not differ from the computation of net capital and excess net capital under rule 15c3-1 as of December 31, 2008 as filed on form X-17A-5 on January 22, 2009.

Henderson Global Investors Equity Planning, Inc.

Statement Regarding Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

# Supplementary Report

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Henderson Global Investors Equity Planning, Inc.

In planning and performing our audit of the financial statements of Henderson Global Investors Equity Planning, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**Ernst & Young**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 19, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com